CONFIDENTIAL TREATMENT REQUESTED BY TOYOTA MOTOR CREDIT CORPORATION

October 14, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Angela Jackson

Michael Volley

RE:	Toyota Motor Credit Corporation
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 21, 2005
File No. 1-09961

Dear Ms. Jackson and Mr. Volley:

The following are the responses of Toyota Motor Credit Corporation (the “Company”) to the comments in the letter of the Staff of the Securities and Exchange Commission dated September 22, 2005 in connection with the Company’s Form 10-K for the fiscal year ended March 31, 2005. For reference purposes, the text of the Staff's comment letter has been reproduced in italics below with responses for each numbered comment.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for its responses to Comments 1, 2, and 9, and related Appendices 1, 2, and 4. The Company requests that these responses, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. In the event that the Staff receives a request for access to this letter or the Comments in the letter noted above, whether pursuant to FOIA or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned.

Management’s Discussion and Analysis

Derivative Instruments, page 37

1.

Your table on page 39 indicates that the only derivative instruments for which you apply hedge accounting under SFAS 133 are pay-float swaps. Please advise us as follows with respect to these derivatives:

•	(Bullet point comments repeated below with the Company’s responses)

Toyota Motor Credit Corporation Response:

The Company’s responses to each of the items raised in Comment 1 are as follows:

•	Describe the terms of both the hedging instrument and the hedged item;

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 1 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

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•	Describe the specific documented risk being hedged;

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 1 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

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•	Disclose the hedging classification for each derivative instrument; and
•	Identify whether you use the long-haul method, short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 1 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

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2.

We note your disclosure on page 38 that you de-designate derivative instruments in qualifying hedging relationships in an attempt to offset fair value fluctuations in economic hedges (i.e. non-hedge accounting derivatives.) Please advise us and revise future filings as follows:

•	(Bullet point comments repeated below with the Company’s responses)

Toyota Motor Credit Corporation Response:

The Company’s responses to each of the items raised in Comment 2 are as follows:

•	Explain the extent to which you have utilized this strategy during the periods presented and quantify the impact it has had on your results of operations;

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 2 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

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•

Clarify that although you may reduce volatility by combining the changes in fair value of de-designated derivatives with those of economic hedges, you may also increase volatility as a result of discontinuing hedge accounting for the original hedging relationship; and

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 2 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

[***]

•	Explain whether you expect this strategy to have a material favorable or unfavorable impact on future results of operations.

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 2 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

[***]

Consolidated Statement of Cash Flows, page 70

3.	Please tell us how you considered the guidance in paragraph 9 of SFAS 102 in determining the appropriate classification of cash flows related to the acquisition and sale of finance receivables.

Toyota Motor Credit Corporation Response:

The Company does not acquire finance receivable contracts specifically for resale as the Company is an infrequent securitization issuer. The Company acquires finance receivable contracts with the intention of holding those contracts to maturity. The decision to sell specific finance receivables is made at the time the Company enters into a securitization transaction. Accordingly, the Company classifies cash receipts from acquisition and sale of finance receivables as investing activities. The Company’s status as an infrequent participant in the securitization market is evidenced by the fact that the last three transactions were dated September 2003, March 2003, and October 2002.

The Company follows the criteria of the Interagency Guidance on Certain Loans Held for Sale dated March 26, 2001 to determine classification for financial statement preparation. As of March 31, 2005, the Company did not have the intention of securitizing finance receivables. Management considered this criteria at March 31, 2005 and determined that classification of receivables as assets held for sale was not appropriate.

4.

Please tell us why the amounts you report in your Statement of Cash Flows as “proceeds from sale of finance receivables” do not agree with the amounts you disclose on page 85 as “proceeds from new securitizations, net of purchased and retained securities.” It is our understanding that the proceeds received from the transfer of assets are reduced by any interests retained. Please provide us with an example that shows the actual cash inflows and outflows from a securitization transaction in which you purchase or retain securities.

Toyota Motor Credit Corporation Response:

The amount reported in the Statement of Cash Flows as “proceeds from sale of finance receivables” differs from the amount on page 85 as “proceeds from new securitizations, net of purchased and retained securities” by the amount of the retained interest in the securitization transaction of approximately $556 million. Cash payments and receipts resulting from the securitization transaction are settled on a net basis. The Company believes it is appropriate to present the proceeds from new securitizations as a gross amount in the Statement of Cash Flows because the securitization of receivables represents a legal re-characterization of the receivable into a retained interest in the form of a marketable security. Additionally, the Company believes that the guidance on the presentation of such amounts in either a gross or net format is not definitive in existing literature. The relative fair value computation under SFAS 140 has the effect of altering the historical cost basis retained. Accordingly, these two factors cause the Company to believe that gross presentation is appropriate.

Supplementally, the Company advises the Staff that there is a corresponding gross presentation in “purchase of investments in marketable securities”, which represents the acquisition of the retained interest. The statement of cash flow line items “proceeds from sale of finance receivables” and “purchase of investments in marketable securities” are both categorized as cash flows from investing activities and, as a result, the gross presentation of the proceeds from sale of finance receivables and the purchase of investments in marketable securities does not result in a different presentation of the net cash used in investing activities.

Please refer to Appendix 3 of this letter for a flowchart example of the cash inflows and outflows from a securitization in which the Company purchases and retains securities.

Note 2- Summary of Significant Accounting Policies

Retail Receivables and Dealer Financing, page 73

5.

We note your disclosure that retail receivables are reported at their outstanding balance, including accrued interest and incremental direct costs, net of unearned income. Please tell us how you applied the guidance in paragraph 8 of SOP 01-6 to the retail receivables that you securitized in fiscal years 2003 and 2004. In addition, given your history of securitizing retail receivables, tell us how you considered whether all or a portion of your retail receivables should be reported as held for sale as of March 31, 2005.

Toyota Motor Credit Corporation Response:

The guidance in paragraph 8 of SOP 01-6 has been applied to the retail receivables securitized by the Company in fiscal 2003 and fiscal 2004 as follows:

Finance receivables that were sold through securitization were removed from the Company’s records at the gross outstanding principal of the finance receivable, as were the corresponding allowance for credit loss and deferred fees and costs. Deferred fees and costs include dealer incentive payments, rate participation payments, incremental direct costs, and deferred subvention revenue.

The securitizations of finance receivables have not historically resulted in a lower of cost or market adjustment at the point of decision to sell the receivables. Each of the securitization transactions executed during fiscal 2003 and fiscal 2004 resulted in a gain on sale.

The Company’s portfolio of finance receivables represents a homogenous pool of retail contracts; accordingly, the Company does not determine the allowance for credit loss on a contract by contract basis, but instead determines the allowance for credit loss based on the risk characteristics of portfolio segments.

The corresponding allowance for credit loss was calculated by analyzing the pool of receivables securitized and allocating the appropriate portion of the allowance for credit loss based upon the pool’s risk characteristics. The pool of securitized receivables exhibits different risk characteristics than the remainder of the portfolio due to limited selection criteria established by the Company. These criteria include, among others, remaining principal balance, annual percentage rate ranges, original and remaining number of monthly payments, and maximum days for payments past due.

The Company supplementally advises the Staff that the resulting gain associated with the securitization was calculated by allocating the net book carrying value amount between sold and retained interests in proportion to their relative fair values.

With respect to the Staff’s comment regarding the Company’s history of securitizing retail receivables and the classification of retail receivables, please see the Company’s response to Comment 3 of this response letter.

Note 7 –Sale of Receivables, page 85

6.	Please revise future filings to disclose the following for all material servicing assets and servicing liabilities in accordance with paragraph 17(e) of SFAS 140:

•	The amounts of servicing assets or liabilities recognized and amortized during the period;

•	The fair value of recognized servicing assets and liabilities for which it is practicable to estimate that value and the method and significant assumptions used to estimate the fair value;

•	The risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment in accordance with paragraph 63 of SFAS 140; and

•

The activity in any valuation allowance for impairment of recognized servicing assets—including beginning and ending balances, aggregate additions charged and reductions credited to operations, and aggregate direct write-downs charged against the allowances—for each period for which results of operations are presented.

Toyota Motor Credit Corporation Response:

The Company has read the Staff’s comment and will revise future filings when it has material servicing assets or liabilities. The Company supplementally advises the Staff that the servicing fee asset at March 31, 2005 was $900,000, which the Company does not consider material for disclosure purposes. There were no servicing fee liabilities at March 31, 2005.

7.

In future filings, please revise to disclose the key assumptions used in subsequently measuring the fair value of your retained interests (including, at a minimum, quantitative information about discount rates, expected prepayments including the expected weighted-average life of prepayable financial assets, and anticipated credit losses, including expected static pool losses). Refer to paragraph 17(g) of SFAS 140.

Toyota Motor Credit Corporation Response:

The Company has read the Staff’s comment and will revise future filings accordingly.

Note 9- Debt, page 90

8.

We note your disclosure in footnote 1 to the table on page 90 that the carrying value adjustment is comprised of fair market value changes and foreign currency transaction adjustments to debt in hedge accounting and non-hedge accounting relationships. Please tell us why you would make adjustments to the carrying value of debt instruments in hedging relationships that do not meet the requirements of SFAS 133 (i.e. non-hedge accounting relationships). In addition, revise future filings to more clearly explain this carrying value adjustment.

Toyota Motor Credit Corporation Response:

This adjustment represents the combined effects of foreign currency transaction gains and losses on debt denominated in foreign currencies (which are reported at spot rates whether or not the debt is designated in a hedge accounting relationship) and the amortization of the fair value adjustments on the hedged item for terminated hedge relationships. The foreign currency transaction adjustment re-measures foreign currency denominated debt at the spot exchange rates at each reporting period in accordance with the provisions of SFAS 52, “Foreign Currency Translation”. The amortization of the fair value adjustment on the hedged item for terminated hedge relationships represents the amortization of the cumulative fair value adjustments recognized in prior periods when the hedge relationship qualified for hedge accounting treatment. This amortization is recognized over the remaining term of the debt.

The Company will revise future filings, starting with the Form 10-Q for the quarter ended September 30, 2005, to more clearly explain this carrying value adjustment.

Item 9A. Controls and Procedures, page 107

9.

We note you recorded a cumulative adjustment in the third quarter of fiscal year 2005 related to accounting errors. Please tell us which periods the errors affected and how you determined that a cumulative adjustment was appropriate.

Toyota Motor Credit Corporation Response:

*Confidential Treatment Requested by the Company. The information requested by the Staff in comment 9 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

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In response to the Commission's comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to your questions and comments. If you have any further questions or comments, please do not hesitate to contact me at (310) 468-2637.

Yours very truly,

Toyota Motor Credit Corporation

/s/ John F. Stillo

John F. Stillo

Vice President and Chief Financial Officer

cc: PricewaterhouseCoopers, LLP

APPENDIX 1

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 1 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

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APPENDIX 2

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 2 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

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Appendix 3

APPENDIX 4

*Confidential treatment requested by the Company. The information requested by the Staff in Comment 9 is confidential. Accordingly, the Company is responding to that comment separately pursuant to 17 C.F.R. § 200.83. This response will be provided supplementally to the Staff in hard copy only.

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